BCB Bancorp, Inc.
591-595 Avenue C
Bayonne, NJ 07002

July 30, 2020

Via Edgar

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:      BCB Bancorp, Inc.
Registration Statement on Form S-3 (Registration No. 333-240128)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

BCB Bancorp, Inc., a New Jersey corporation (the “Company”), hereby requests that the above-referenced Registration Statement on Form S-3 be declared effective at 1:30 p.m., Eastern Time, on August 3, 2020, or as soon thereafter as is practicable.

Very truly yours,

/s/ Thomas Keating
Thomas Keating
Chief Financial Officer
(Duly Authorized Representative)